Exhibit 99.1

GOLD ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2021

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		As at December 31,	As at September 30,
	Notes	2021	2021
		($)	($)
Assets
Current assets
Cash and cash equivalents	4	13,826	9,905
Restricted cash	5	609	-
Short-term investments	6	25,057	1,118
Accounts receivable		364	412
Prepaids and other receivables	7	4,465	1,866
		44,321	13,301
Non-current assets
Royalties	8	622,291	256,833
Exploration and evaluation assets	9	7,891	7,712
Long-term investments	10	1,587	1,587
Investment in associates	11	1,217	-
Other long-term assets		57	66
		633,043	266,198

		677,364	279,499

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		9,682	6,885
Current portion of lease obligation		36	36
		9,718	6,921
Non-current liabilities
Lease obligation		-	11
Derivative liabilities	12	5,027	4,549
Long-term loan		46	-
Deferred income tax liability		136,377	42,700
		151,168	54,181
Equity
Issued Capital	13	527,132	228,620
Reserves	13	20,611	11,404
Accumulated deficit		(21,988)	(15,147)
Accumulated other comprehensive income		441	441
		526,196	225,318
		677,364	279,499

Subsequent events (Note 17)

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		For the	For the
	Notes	three months ended	three months ended
		December 31, 2021	December 31, 2020
		($)	($)
Revenue
Royalty income		533	-

Cost of sales
Depletion	8 , 9	(287)	-
Gross profit		246	-

Expenses
Consulting fees		(3,242)	-
Depreciation		(9)	-
Management and directors’ fees	15	(217)	(35)
Salaries, wages and benefits		(214)	(6)
Investor, communications and marketing expenses		(339)	-
Office and technology expenses		(215)	(26)
Transfer agent and regulatory fees		(82)	(2)
Insurance fees		(578)	-
Professional fees		(1,816)	(283)
Share-based compensation	13	(901)	(79)
Exploration and evaluation expenses		(64)	-
Share of loss in associates		(143)	-
Operating loss for the period		(7,574)	(431)

Other items
Change in fair value of derivative liabilities	12	90	-
Change in fair value of short-term investments	6	542	-
Foreign exchange gain/(loss)		23	(69)
Other income		245	-
Net loss before income taxes for the period		(6,674)	(500)
Deferred tax expense		(167)	-
Net loss after income taxes for the period		(6,841)	(500)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		-	333
Total comprehensive loss for the period		(6,841)	(167)

Net loss per share, basic and diluted		(0.06)	(0.04)

Weighted average number of common shares
outstanding, basic and diluted		109,907,519	11,252,989

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

					Accumulated
	Number of				Other
	Common	Issued		Accumulated	Comprehensive
	Shares	Capital	Reserves	Deficit	Income	Total
		($)	($)	($)	($)	($)
Balance at September 30, 2020	1	-	-	(140)	-	(140)
Cancellation of common share issued upon incorporation	(1)	-	-	-	-	-
Common shares issued to former parent company for cash	5,000,000	50	-	-	-	50
Performance based restricted shares issued	1,500,000	-	-	-	-	-
Common shares issued to acquire royalties	15,000,000	13,076	-	-	-	13,076
Private placement of common shares for cash	1,325,000	2,849	-	-	-	2,849
Share-based compensation - performance based restricted shares	-	71	-	-	-	71
Share-based compensation - share options	-	-	7	-	-	7
Net loss for the period	-	-	-	(500)	-	(500)
Total other comprehensive income	-	-	-	-	332	332
Balance at December 31, 2020	22,825,000	16,046	7	(640)	332	15,745

						Accumulated
		Number of				Other
		Common	Issued		Accumulated	Comprehensive
	Notes	Shares	Capital	Reserves	Deficit	Income	Total
			($)	($)	($)	($)	($)
Balance at September 30, 2021		72,538,609	228,620	11,404	(15,147)	441	225,318
Common shares issued to acquire Abitibi Royalties Inc.	13	31,625,931	153,702	-	-	-	153,702
Common shares issued to acquire Golden Valley Mines and Royalties Ltd.	13	29,478,269	143,264	-	-	-	143,264
Common shares issued for marketing services	13	120,000	626	-	-	-	626
Common shares issued upon exercise of common share purchase warrants	13	164,692	760	(230)	-	-	530
Share options in exchange of options of Golden Valley Mines and Royalties Ltd.	3	-	-	8,991	-	-	8,991
Share-based compensation - performance based restricted shares	13	-	160	-	-	-	160
Share-based compensation - share options		-	-	446	-	-	446
Net loss for the period		-	-	-	(6,841)	-	(6,841)
Balance at December 31, 2021		133,927,501	527,132	20,611	(21,988)	441	526,196

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	For the three months	For the three months
	ended December 31	ended December 31
	2021	2020
	($)	($)
Operating activities
Net loss before tax for the period	(6,841)	(500)
Items not involving cash:
Depreciation	9	-
Depletion	287	-
Interest income	(2)	-
Share-based compensation	901	79
Change in fair value of short-term investments	(542)	-
Change in fair value of derivative liability	(90)	-
Share of loss in associates	143	-
Deferred tax expense	167	-
Unrealized foreign exchange loss	74	-
Net changes in non-cash working capital items:
Accounts receivables	48	-
Prepaids and other receivables	565	(18)
Accounts payable and accrued liabilities	(2,779)	101
Due to former parent company	-	(83)
Cash used in operating activities	(8,060)	(421)

Investing activities
Restricted cash released	1,206	-
Cash acquired through business combination with Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd.	10,393	-
Investment in exploration and evaluation assets	(307)	-
Proceeds from option agreement	436	-
Purchase of equipment	-	(2)
Transaction costs on purchase of royalties	-	(26)
Interest received	2	-
Cash provided by investing activities	11,730	(28)

Financing activities
Proceeds from common shares issued to former parent company	-	50
Proceeds from private placement of common shares	-	2,849
Proceeds from exercise of common share purchase warrants	280	-
Payment of lease obligations	(10)	-
Repayment of cash advance from parent company	-	(38)
Cash provided by financing activities	270	2,861

Effect of exchange rate changes on cash	(19)	60

Net increase in cash	3,921	2,472
Cash and cash equivalents
Beginning of period	9,905	38
End of period	13,826	2,510

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

1. Corporate Information

Gold Royalty Corp. (“GRC” or “the Company”) is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company was a subsidiary of GoldMining Inc. (“GoldMining”) until the Company completed its initial public offering (the “IPO”) on March 11, 2021. The Company’s common share (the “GRC Shares”) and common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

On August 23, 2021, the Company acquired all of the issued and outstanding common shares of Ely Gold Royalties Inc. (“Ely”) which has been consolidated from the date of acquisition.

On November 4, 2021, the Company acquired all of the issued and outstanding shares of Golden Valley Mines and Royalties Ltd. (“Golden Valley”) and Abitibi Royalties Inc (“Abitibi”) which have both been consolidated from the date of acquisition.

2. Basis of Preparation and Significant Accounting Policies

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2021

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors (the “Board”) on February 14, 2022.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in United States dollars (“U.S. dollar”, “$” or “dollar”). All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual financial statements for the year ended September 30, 2021. The Company’s interim results are not necessarily indicative of its results for a full year.

The consolidated financial statements include the financial statements of Gold Royalty Corp. and its wholly-owned subsidiaries, being Gold Royalty U.S. Corp., Ely Gold Royalties Inc., 1320505 B.C. Ltd., Nevada Select Royalty, Inc., Ren Royalties LLC, VEK Associates, DHI Minerals (U.S.) Ltd, Golden Valley Mines and Royalties Ltd., Abitibi Royalties Inc., Calone Mining Ltd. and Abitibi Royalties (USA) Inc. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

2. Basis of Preparation and Significant Accounting Policies (continued)

2.3 Basis of consolidation (continued)

The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of the Company and all of its subsidiaries is the United States dollar. Prior to the completion of the IPO on March 11, 2021, the functional currency of GRC was the Canadian dollar. For the period prior to the change in functional currency, the results of GRC, the parent entity, were translated from Canadian dollars using period end exchange rate as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences were recognized in other comprehensive income (loss).

3. Acquisition of Golden Valley and Abitibi

On November 5, 2021, the Company completed business combinations with Golden Valley and Abitibi by way of statutory plans of arrangement (the “Arrangements”). Pursuant to the Arrangements, the Company acquired all the issued and outstanding Golden Valley and Abitibi common shares, whereby:

●	GRC issued 2.1417 GRC shares to Golden Valley shareholders for each Golden Valley common share; and
●	GRC issued 4.6119 GRC shares to Abitibi shareholders for each Abitibi common share.

The total consideration paid by the Company to holders of Golden Valley and Abitibi shares on the closing date consisted of an aggregate of 61,104,200 GRC Shares. Additionally, pursuant to the Golden Valley Arrangement, each of its 1,166,389 options that were outstanding immediately prior to the effective time were exchanged for 2,498,045 options to purchase GRC Shares.

Based on the GRC share price, GRC Shares issued, and the fair value of GRC share options issued in exchange for Golden Valley options, the total consideration for the acquisition was $305,957. The Company also incurred consulting fees payable to financial advisors of approximately $3,000. On the closing date, the total amount of cash and marketable securities acquired by the Company was $34,922. The Company began consolidating the operating results, cash flows and net assets of Golden Valley and Abitibi beginning on November 5, 2021.

On completion of the transaction, the Company acquired royalties, included, among other things:

●	Four royalties (1.5% net smelter return (“NSR”), 2% NSR, 3% NSR, 15% Net Profit Interest (“NPI”)) on portions of the Canadian Malartic Property; and
●	A royalty (2.5% to 4.0% NSR) on Cheechoo, proximate to Newmont Corporation’s Éléonore Mine in Québec.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

3. Acquisition of Golden Valley and Abitibi (continued)

The following table summarizes the fair value of the consideration paid and the preliminary fair values of the assets acquired, and liabilities assumed on the closing date:

($)
Consideration paid
GRC shares issued to Abitibi and Golden Valley Shareholders	296,966
1,166,389 Golden Valley share options deemed to be exchanged for GRC share options	8,991
Total consideration	305,957

Allocation of consideration
Cash and cash equivalents	10,393
Restricted cash	1,815
Short-term investments	23,360
Prepaid and other receivables	2,756
Royalties	365,709
Exploration and evaluation assets	393
Investment in associate	1,360
Accounts payable and accrued liabilities	(5,561)
Derivative liabilities	(691)
Long-term loan	(48)
Deferred income tax liability	(93,529)
Net assets acquired	305,957

The fair value of short-term investments and investment in associates was estimated based on quoted market prices. The fair value of derivative liabilities was estimated based on quoted market prices of the put and call option contracts (Note 12). The fair values of producing and development stage royalties were estimated using discounted cash flow models. Expected future cash flows used to estimate the fair value of these royalties are based on estimates of future gold prices, projected future production, estimated quantities of mineral reserves and resources, expected future production costs, and discount rates at the closing date. The fair values of exploration stage royalties were estimated using a market approach based on comparable market transactions. The fair value of receivables and payables are equal to their gross contractual amounts at the closing date. Any changes to the preliminary fair value estimates for these assets will also impact deferred income taxes.

The Company’s preliminary purchase accounting was based upon preliminary valuations performed to determine the fair value of the net assets as of the acquisition date and is subject to adjustments for up to one year after the closing date of the acquisition to reflect final valuations. The Company is currently in the process of completing its valuation work related to the estimation of the fair values of royalty interests and exploration and evaluation assets. The final valuations of these assets could have a material impact on the preliminary purchase accounting disclosed above.

During the three months ended December 31, 2021, Golden Valley and Abitibi contributed revenue of $62 and net profit of $296 to the Company’s financial performance since the date of acquisition.

If the acquisition had occurred on October 1, 2021, consolidated pro-forma revenue and net loss for the three months ended December 31, 2021 would have been $533 and $12,308, respectively. The pro forma loss for the three months ended December 31, 2021 included transaction costs and change of control payments related to the acquisitions of Golden Valley and Abitibi by the Company of approximately $11,300.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

4. Cash and cash equivalents

	December 31, 2021	September 30, 2021
	($)	($)
Cash and cash equivalents consist of:
Cash at bank	10,826	5,905
Guaranteed Investment Certificates	3,000	4,000
	13,826	9,905

5. Restricted cash

Restricted cash of $609 represents funds held as collateral on put option contracts related to 180,300 shares of Agnico Eagle Mines Limited (Note 12) acquired pursuant to the acquisition of Abitibi (Note 3). The funds will become unrestricted once the put option contracts are exercised, repurchased or expired. Restricted funds of $1,206 were released in the period subsequent to the acquisition of Abitibi.

6. Short-term investments

($)
Balance at September 30, 2020	-
Acquisition of Ely	1,291
Fair value change due to price change	(168)
Fair value change due to foreign exchange	(5)
Balance at September 30, 2021	1,118
Acquisition of Golden Valley and Abitibi	23,360
Addition	48
Fair value change due to price change	542
Fair value change due to foreign exchange	(11)
Balance at December 31, 2021	25,057

7. Prepaids and other receivables

	As at December 31, 2021	As at September 30, 2021
	($)	($)
Prepaids and other receivables consist of:
Income tax and GST receivables	2,569	304
Prepaids	1,705	1,562
Other accounts receivables	191	-
	4,465	1,866

The amount of prepaid insurance premiums and marketing expenses was $421 (2020: $998) and $646 (2020: $417), respectively. A portion of the prepaid marketing fee was satisfied by the issuance of 195,000 common shares of the Company (Note 13).

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

8. Royalties

($)
Balance at September 30, 2020	-
Additions	25,445
Acquisition of Ely	231,173
Depletion	(164)
Functional currency translation	379
Balance at September 30, 2021	256,833
Acquisition of Golden Valley & Abitibi (Note 3)	365,709
Depletion	(251)
Balance at December 31, 2021	622,291

	Cost			Accumulated Depletion			Carrying
	Opening	Additions	Ending	Opening	Depletion	Ending	Amount
December 31, 2021	($)	($)	($)	($)	($)	($)	($)

Depletable Royalties
Isabella Pearl	2,821	-	2,821	6	26	32	2,789
Jerritt Canyon	8,921	-	8,921	74	191	265	8,656
Malartic (in production)	-	276,045	276,045	-	34	34	276,011
Marigold	1,261	-	1,261	84	-	84	1,177
Subtotal	13,003	276,045	289,048	164	251	415	288,633

Non-depletable Royalties
Beaufor	1,235	-	1,235	-	-	-	1,235
Cheechoo	-	12,640	12,640	-	-	-	12,640
Croinor	5,330	-	5,330	-	-	-	5,330
Fenelon	41,553	-	41,553	-	-	-	41,553
Gold Rock	3,275	-	3,275	-	-	-	3,275
Hog Ranch	12,879	-	12,879	-	-	-	12,879
Lincoln Hill	5,289	-	5,289	-	-	-	5,289
Malartic (in development)	-	55,198	55,198	-	-	-	55,198
McKenzie Break	4,010	-	4,010	-	-	-	4,010
New Alger	-	21,826	21,826	-	-	-	21,826
Railroad-Pinion	3,032	-	3,032	-	-	-	3,032
Rawhide	3,821	-	3,821	-	-	-	3,821
REN (Net Profit Interest)	21,017	-	21,017	-	-	-	21,017
REN (Net Smelter Return)	42,365	-	42,365	-	-	-	42,365
São Jorge	2,274	-	2,274	-	-	-	2,274
Titiribi	3,010	-	3,010	-	-	-	3,010
Whistler	2,575	-	2,575	-	-	-	2,575
Yellowknife	1,870	-	1,870	-	-	-	1,870
Others	90,459	-	90,459	-	-	-	90,459
Subtotal	243,994	89,664	333,658	-	-	-	333,658
Total	256,997	365,709	622,706	164	251	415	622,291

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

8. Royalties (continued)

The following is a summary of selected royalties own by the Company as of December 31, 2021:

Asset	Interest	Jurisdiction
Producing
Canadian Malartic Property (open pit)(1)	3.0% NSR	Québec, Canada
Jerritt Canyon Mine	0.5% NSR Per Ton Royalty (“PTR”) (sliding scale)	Nevada, USA
Marigold Mine(1)	0.75% NSR	Nevada, USA
Rawhide Mine	15% NPI	Nevada, USA
Isabella Pearl Mine	0.375% Gross Revenue Royalty	Nevada, USA
Key Developing
Railroad-Pinion Project(1)	0.44% NSR	Nevada, USA
Beaufor Project	1.0% NSR PTR (C$2.50)	Québec, Canada
Lincoln Hill Project	2.0% NSR	Nevada, USA
Rodeo Creek	2.0% NSR	Nevada, USA
REN Project	1.5% NSR 3.5% NPI	Nevada, USA
Gold Rock Project	0.5% NSR	Nevada, USA
Odyssey Project(1) (underground)	3.0% NSR	Québec, Canada
São Jorge Project	1.0% NSR	Brazil
La Mina Project	2.0% NSR	Colombia
Fenelon Gold Property	2.0% NSR	Québec, Canada
Hog Ranch Project	2.25% NSR	Nevada, USA
Cheechoo Project	2.5% to 4.0% NSR	Québec, Canada
Croinor Gold Project	2.5% NSR	Québec, Canada
McKenzie Break	2.5% NSR	Québec, Canada
Swanson	2.5% NSR	Québec, Canada
Tonopah West	3.0% NSR	Nevada, USA
Whistler Project	1.0% NSR	Alaska, USA

Note:

(1) Royalty applies to only a portion of the property.

9. Exploration and evaluation assets

($)
Balance at September 30, 2020	-
Acquisition of Ely	7,692
Addition	50
Option payments received	(30)
Balance at September 30, 2021	7,712
Acquisition of Golden Valley and Abitibi (Note 3)	393
Additions	307
Depletion	(36)
Receipt of shares as option payments	(49)
Option payments received	(436)
Balance at December 31, 2021	7,891

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

9. Exploration and evaluation assets (continued)

Mineral properties in the exploration and evaluation stage were acquired as part of the Company’s acquisition of Ely, Golden Valley and Abitibi. Fixed option payments were received during the periods in relation to certain exploration and evaluation assets.

10. Long-term investment

As at December 31, 2021, long-term investment includes a $1,587 (C$2 million) investment for a 12.5% equity interest in Prospector Royalty Corp. (“PRC”). PRC is a private company that provides the Company preferred access to a proprietary, extensive and digitized royalty database. In conjunction with the investment, the Company has entered into a royalty referral arrangement with PRC, which will provide the Company with the opportunity to acquire certain royalties identified by PRC.

11. Investment in associate

The Company acquired 25,687,444 common shares, a 36.75% interest in Val-d’Or Mining Corporation as part of the acquisition of Golden Valley. The following table summarizes the changes to investment in associates for the period from November 5, 2021 to December 31, 2021:

($)
Balance at September 30, 2021	-
Acquisition of Golden Valley (Note 3)	1,360
Share of loss in associate	(143)
Balance at December 31, 2021	1,217

12. Derivative liabilities

The Company acquired put and call options on certain short-term investments as part of the acquisition of Abitibi. These put and call options are classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation. At each reporting date, the change in fair value is recognized in the consolidated statements of comprehensive loss. On the closing of the business combination, the fair value of these put and call options was $691. For the period ended December 31, 2021, the fair value gain of $164 is recorded in change in fair value of derivative liabilities in the condensed consolidated statements of comprehensive loss.

As at December 31, 2021, each of the 8,849,251 warrants to purchase common shares of Ely (an “Ely Warrant”) that were outstanding represent the right to acquire, on valid exercise thereof (include payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants were classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation as they are denominated in Canadian dollars, which differs from the Company’s functional currency. The fair value of such Ely Warrants is remeasured on the reporting date and the change in fair value is recognized in the condensed consolidated statements of comprehensive loss.

As at December 31, 2021, the fair value of the Ely Warrants has been estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 0.95%, expected life of the Ely Warrant of 1.39 years, expected volatility of 39%, expected dividend yield of 0% and estimated forfeiture rate of 0%. The Company recorded a fair value loss on the warrant derivative liabilities of $74 in change in fair value of derivative liabilities in the condensed consolidated statements of comprehensive loss.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

12. Derivative liabilities (continued)

The movement in derivative liabilities is as follows:

($)
Balance at September 30, 2020	-
Acquisition of Ely	3,038
Change in fair value during the period	1,511
Balance at September 30, 2021	4,549
Acquisition of Abitibi (Note 3)	691
Exercise of Ely warrants	(123)
Change in fair value during the period	(90)
Balance at December 31, 2021	5,027

13. Issued Capital

13.1 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

On April 19, 2021, the Company entered into an agreement with a service provider for the provision of digital marketing and advertising services. The total fee was paid in cash and 75,000 common shares of the Company with a fair value of $4.60 per share. The Company amortized the prepaid service fee over the term of the agreement and recognized $86 as share-based compensation expense for the three months ended December 31, 2021.

On September 6, 2021, the Company completed its acquisitions of Golden Valley and Abitibi by issuing an aggregate of 61,104,200 GRC Shares with a fair value of $296,966 (Note 3).

On October 12, 2021, the Company issued 120,000 GRC Shares to Blender Media Inc. (“Blender”) as compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022 (Note 16). $209 was recognised as share-based compensation expense for the three months ended December 31, 2021.

During the three months ended December 31, 2021, the Company issued 164,692 GRC Shares in exchange for the exercise of 672,213 Ely Warrants and received gross proceeds of $530.

13.2 Restricted Shares

On October 19, 2020, the Company issued 1,500,000 restricted shares (the “Restricted Shares”) to certain officers and directors of the Company and GoldMining, the terms of which were subsequently amended on January 10, 2021. The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to the Company without the requirement of any further consideration. The performance conditions are as follows:

(1)	with respect to one-third of the Restricted Shares awarded to the holder, if the Company’s initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of the Company or distribution of all or substantially all of the Company’s assets among shareholders or a change of control transaction) occurs that values the Company at a minimum of $50,000,000 (condition met);

(2)	with respect to one-third of the Restricted Shares awarded to the holder, if the Company receives $1,000,000 of royalty payments under any of the Company’s royalty interests prior to October 19, 2023 (condition partially met); and

(3)	with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer, employee or consultant of the Company or an entity that is under common control with the Company for a period of one year after the initial public offering is completed (condition partially met).

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

13. Issued Capital

13.2 Restricted Shares (continued)

During the three months ended December 2021 and 2020, the Company recognized share-based compensation expense of $160 and $71 respectively related to the Restricted Shares.

13.3 Reserves

The following outlines the movements of the Company’s common share purchase warrants and share options:

	Reserves
	Warrants	Share Options	Total
	($)	($)	($)
Balance at December 31, 2020	-	7	7
Initial public offering:
Common share purchase warrants issued to for cash	7,045	-	7,045
Underwriters’ fees and issuance costs	(416)	-	(416)
Ely Warrants recognized in equity	2,603	-	2,603
Exercise of Ely Warrants	(27)	-	(27)
Share-based compensation - share options	-	2,192	2,192
Balance at September 30, 2021	9,205	2,199	11,404
Exercise of Ely Warrants	(230)	-	(230)
Share options in exchange of options of Golden Valley Mine and Royalties Ltd.	-	8,991	8,991
Share-based compensation - share options	-	446	446
Balance at December 31, 2021	8,975	11,636	20,611

Common Share Purchase Warrants

During the year ended September 30, 2021, the Company issued 10,350,000 common share purchase warrants at an exercise price of $7.50 per share. The number of common share purchase warrants outstanding as at December 31, 2021 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 2.19 years.

As at December 31, 2021, there were 15,212,940 Ely Warrants outstanding which are exercisable into 3,727,170 GRC Shares based on a 0.245 exchange ratio. The Ely Warrants have a weighted average exercise price of C$4.21 per GRC Share and with a weighted average remaining contractual life of 1.58 years.

Share Options

The Company adopted a long-term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

The following outlines movements of the Company’s share options:

	Number of options	Weighted average exercise price per share ($)
Balance at September 30, 2021	3,016,200	4.97
Golden Valley share options exchange for GRC share options (Note 3)	2,498,045	1.32
Balance at December 31, 2021	5,514,245	3.32

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

13. Issued Capital (continued)

13.3 Reserves (continued)

Share Options (continued)

A summary of share options outstanding and exercisable as at December 31, 2021, are as follows:

	Options Outstanding			Options Exercisable
Exercise price ($)	Number of options outstanding	Weighted average exercise price per share ($)	Weighted average remaining contractual life (years)	Number of options exercisable	Weighted average exercise price per share ($)	Weighted average remaining contractual life (years)
1.04	475,457	0.09	0.13	475,457	0.12	0.18
1.28	62,108	0.01	0.03	62,108	0.02	0.04
1.32	1,749,583	0.42	1.51	1,749,583	0.58	2.10
1.88	163,781	0.06	0.09	163,781	0.08	0.13
2.55	47,116	0.02	0.03	47,116	0.03	0.04
4.78	305,000	0.26	0.24	152,500	0.18	0.17
4.85	206,200	0.18	0.17	51,550	0.06	0.06
5.00	2,505,000	2.27	1.90	1,252,500	1.58	1.33
	5,514,245	3.32	4.10	3,954,595	2.67	4.05

The fair value of GRC share options recognized as share-based compensation expense during the three months ended December 31, 2021 and 2020, was $446 and $nil, respectively, using the Black-Scholes option pricing model.

14. Financial Instruments

The Company’s financial assets consist of cash and cash equivalents, restricted cash, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation and derivative liabilities.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. The Company’s short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is based on the quoted market price of the short-term investments. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm’s length parties in a recent transaction. The fair value of the derivative liabilities related to Ely Warrants is determined using the Black-Scholes valuation model. The significant inputs used in this model are readily available in public markets and therefore have been classified as Level 2. Inputs used in the Black-Scholes model for derivative liabilities include risk-free interest rate, volatility, and dividend yield. The fair value of the derivative liabilities related to the put and call option contracts is based on the quoted market price of these contracts.

The fair value of the Company’s other financial instruments, which include cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

14. Financial Instruments (Continued)

14.1 Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, currency risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

14.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions. The Company’s maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents, restricted cash and accounts receivable.

14.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at December 31, 2021 was $34,603 compared to $6,380 as at September 30, 2021. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. The Company has the required liquidity to meet its obligations and to finance its planned activities.

14.4 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company’s cash and cash equivalents and restricted cash are minimal.

14.5 Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at December 31, 2021, a 10% change in the market price of these investments would have an impact of approximately $1,824 on net loss.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

15. Related Party Transactions

15.1 Related Party Transactions

During the three months ended December 31, 2021 and 2020, the Company incurred $249 and $23 in general and administrative expenses for website design, hosting and maintenance service provided by Blender Media Inc. (“Blender”), a vendor that is controlled by a family member of Amir Adnani, a director of the Company. On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as the compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022. During the three months ended December 31, 2021, the Company recognized share-based compensation expense of $209 in respect of this contract.

Related party transactions are based on the amounts agreed to by the parties. During the three months ended December 31, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

15.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three months ended December 31, 2021 and 2020 are as follows:

	For the thee months ended	For the thee months ended
	December 31, 2021	December 31, 2020
	($)	($)
Management salaries	181	35
Directors’ fees	36	-
Share-based compensation	440	78
	657	113

16. Operating Segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for royalties on gold projects located in Brazil, Colombia, Peru, Turkey and the United States, substantially all of the Company’s assets and liabilities are held in Canada.

17. Subsequent Events

Offer to Acquire Elemental Royalties

On January 11, 2022, the Company formally commenced an offer (the “Offer”) to acquire all of the outstanding common shares (the “Elemental Shares”) of Elemental Royalties Corp. (“Elemental”), together with the associated rights (the “SRP Rights”) under Elemental’s shareholder rights plan dated December 30, 2021. Under the terms of the Offer, Elemental shareholders have been offered 0.27 common shares of the Company in exchange for each Elemental Share, together with the associated SRP Right.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

17. Subsequent Events (continued)

Offer to Acquire Elemental Royalties (continued)

The Offer is subject to certain conditions, including, among other things: (i) there having been validly deposited pursuant to the Offer and not withdrawn at the expiry time that number of Elemental Shares, together with the associated SRP Rights, which constitutes more than 50% of the Elemental Shares outstanding, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised, by GRC or by any persons acting jointly or in concert with the Company, if any. This condition cannot be waived by GRC; (ii) there having been validly deposited and not withdrawn, at or prior to the expiry time, such number of Elemental Shares, together with the associated SRP Rights, that, together with the Elemental Shares held by GRC and its affiliates, represents not less than 66 2/3% of the total number of outstanding Elemental Shares, calculated on a fully diluted basis; (iii) the Company having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a material adverse effect; and (iv) certain regulatory approvals having been obtained and/or waiting periods expired.

Option Agreement on Eldorado Project

On January 14, 2022, Nevada Select Royalty, Inc., a wholly-owned subsidiary of the Company, granted an option to a third party to purchase 100% of its right, title, and interest in its Eldorado Project for a 3.0% NSR and $2,000 cash payments, of which $75 have been received. The balance of the cash payments is due as follows:

●	$125 on or before January 14, 2023;
●	$400 on or before January 14, 2024 and January 14, 2025 and;
●	$500 on or before January 14, 2026 and January 14, 2027.

The option will be in effect during the term of the agreement from the grant date and including the first to occur of the exercise of the option; the termination of this option agreement; or 5 years from January 14, 2022.

Inaugural Quarterly Cash Dividend Program

On January 18, 2022, the Company announced that its board of directors has approved the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of $0.01 per common share. The dividend will be paid on March 31, 2022 to shareholders of record as of the close of business on March 15, 2022.

The dividend program contemplates quarterly dividends, the declaration, timing, amount and payment of which will be subject to the discretion and approval of the board of directors of the Company based on relevant factors, including, among others, the Company’s financial condition and capital allocation plans.

Secured Revolving Credit Facility Of Up To $25 Million

On January 24, 2022, the Company announced that it has entered into a definitive credit agreement with the Bank of Montreal providing for a $10,000 secured revolving credit facility (the “Facility”), that includes an accordion feature providing for an additional $15,000 of availability (the “Accordion”). The Facility, secured against certain assets of the Company, will be available for general corporate purposes, acquisitions and investments subject to certain limitations. Amounts drawn on the Facility will bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR Rate plus a margin of 4.00% per annum, as applicable, and the undrawn portion will be subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR Rate shall mean on any day the Term SOFR Reference Rate published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments. The Facility matures on March 31, 2023. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

On February 8, 2022, the Company has drawn $3 million under the Facility.